UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

PEARSON PLC
("Pearson" or the "Company")

Pearson has today published its Annual Report and Accounts for the year ended 31 December 2020 (the "Annual Report").

The Annual Report has been submitted to the National Storage Mechanism in accordance with Listing Rule 9.6.1 and will shortly be available for inspection on the National Storage Mechanism website: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

The Annual Report is also available on Pearson's website at https://plc.pearson.com/investors/our-2020-annual-report-accounts and includes details on Pearson's Sustainable Business Plan 2030.

IMPORTANT: EXPLANATORY NOTE AND WARNING

The primary purpose of this announcement is to inform the market about the publication of Pearson's Annual Report and Accounts for the year ended 31 December 2020.

The information below, which is extracted from the Annual Report, is included solely for the purpose of complying with DTR 6.3.5 and the requirements it imposes on issuers as to how to make public annual financial reports. It should be read in conjunction with Pearson's Preliminary Results and Strategy Update issued on 8 March 2021, which is available on the Company's website at:

https://plc.pearson.com/investors/performance/results-reports-presentations

Together these constitute the material required by DTR 6.3.5 to be communicated to the media in unedited full text through a Regulatory Information Service. This material is not a substitute for reading the full Annual Report. Page numbers and cross-references in the extracted information below refer to page numbers and cross-references in the Annual Report.

RESPONSIBILITY STATEMENT

"Each of the Directors, whose names and functions are listed on pp69-70, confirms that, to the best of their knowledge:

-
the Group and company financial statements, which have been prepared in accordance with International Accounting Standards in conformity with the requirements of the Companies Act 2006 and, for the Group, International Financial Reporting Standards adopted pursuant to Regulation (EC) No 1606/2002 as it applies in the European Union, give a true and fair view of the assets, liabilities, financial position and profit of the Group and company
-
the Strategic report contained in the annual report includes a fair review of the development and performance of the business and the position of the Group and company, together with a description of the principal risks and uncertainties that they face

This responsibility statement has been approved by the Board on 15 March 2021 and signed on its behalf by:

Sally Johnson
Chief Financial Officer"

RELATED PARTY TRANSACTIONS

"Joint ventures and associates

In 2020, the Group disposed of its interests in Penguin Random House and therefore Penguin Random House is no longer a related party. Prior to the completion of the sale of Penguin Random House, the Group received dividends of £1m (2019: £64m) from Penguin Random House. Loans to Penguin Random House of £49m which were outstanding at 31 December 2019 were repaid at the point of disposal.

Key management personnel

Key management personnel are deemed to be the members of the Pearson Executive Management team (see p72). It is this Committee which had responsibility for planning, directing and controlling the activities of the Group in 2020. Key management personnel compensation is disclosed below:

All figures in £millions	2020	2019
Short-term employee benefits	6	5
Retirement benefits	1	1
Share-based payment costs	6	4
Total	13	10

There were no other material related party transactions. No guarantees have been provided to related parties."

PRINCIPAL RISKS AND UNCERTAINTIES

STRATEGY AND CHANGE
1. Business transformation and change:
Risk description: The accelerated pace and scope of our transformation initiatives increase our risk to execution timelines and to the business's adoption of change.

2020 activity:
● As Pearson continues its digital transformation, the efforts to reshape our business processes, systems and operations are making substantial progress.
● We successfully concluded our major restructuring programme delivering the expected cost efficiencies.
● We continued to roll out our global Enterprise Resource Planning (ERP) system successfully across our Asia markets.

COVID-19 impact and 2021 trend:
● No impact - all activities kept on plan.
● Trend - potential for increased risk as new organisational structure and financial reporting processes are realigned in order to pursue the new strategy, as outlined in full year 2020 results and strategy update.

2.Products and services:
Risk description: Failure to successfully invest, develop and deliver innovative, market-leading global products and services that will have the biggest impact on learners and drive growth.

2020 activity:
● In our products and services teams, increased provision of digital content, coaching webinars to facilitate the transition to online learning as well as regular dialogues with key customers to identify areas for improvement and opportunities.
● We also successfully transitioned many students to online and digital solutions to support remote and online learning demands.
..
COVID-19 impact and 2021 trend:
● Medium impact - despite a challenging landscape, we were able to keep pace with the changing needs of our customers' education programmes across our global geographies.
● Trend - constant with matters under good ownership and management.

3.Talent: Risk description: Failure to attract and retain the talent we need and to create the conditions in which our people can perform to the best of their ability.
2020 activity:
People development:
We continue to monitor retention, workload, morale and our talent succession plans. We created an integrated talent and learning model to help build a more inclusive learning culture for our employees and to realise our ambition of becoming 'the world's leading learning company' inside and out. This included launching our new capabilities framework to support employee upskilling and reskilling, designing a simplified personal development plan for employees, and delivering our first-ever Global Learning at Work Week.

Diversity, Equity & Inclusion (DE&I):
We are committed to being anti-racist and to creating a more inclusive culture where everyone feels a sense of belonging. We created a new Global DE&I task force to help us identify 50 concrete actions to improve recruitment, retention and inclusion, and to ensure our products build a more inclusive society. This included sharing race and ethnicity data for the US and UK to benchmark and measure progress.

Employee engagement:
Feedback from employee pulse surveys continues to be encouraging, as we support a focus on learning and development and working flexibly. The arrival of a new Chief Executive will give long-term direction, while simultaneously raising expectations for changes.

COVID-19 impact and 2021 trend:
● Medium impact - with efforts concentrated on supporting colleagues working from home.New ways, systems, and tools to work virtually, strong line manager support, and frequent communications from the Chief Executive and CHRO, reinforcing the importance of mental and physical wellbeing.
● Trend - potential for increased risk as lockdowns continue to impact physical and mental health of employees. Plans and ownership in place.

4.Political and regulatory risk: Risk description: Changes in governments, policy and/or regulations have the potential to impact business models and/or decisions across all markets.
2019 activity:
● In the UK, we continued to build Pearson's position as a leader, expert and innovator in general qualifications, technical/vocational education and assessment.
● In the US, we positioned Pearson as an innovator in the education and workforce space, among both parties, in state capitals, on Capitol Hill and with the US administration.
● Globally, we also maintained positive engagement and dialogues with state, federal and national education bodies.

COVID-19 impact and 2021 trend:
● Low impact - we were part of industry representations as the various government relief plans aimed at helping institutional establishments and learners navigate the evolving pandemic restrictions.
● Trend - constant with matters under good ownership and management.

OPERATIONAL
5. Testing failure:
Risk description: Failure to deliver tests and assessments (e.g. for UK Qualifications, School Assessments and Pearson VUE) and other related contractual requirements because of operational or technology issues, resulting in negative publicity impacting our brand and reputation.

2020 activity:
● Our Pearson Performance Centres (PPCs) remained open (where locally permitted) and operational, a testament to our test centre staff.
● We successfully recertified across a range of regulatory, industry and customer requirements, ensuring our commercial obligations remained fit for purpose.
● In the UK, the summer exam season for A Level and GCSE exams was cancelled by the Department for Education; as a result we continued to work with regulators and schools towards assisting with the teacher assessment and grading process.

COVID-19 impact and 2021 trend:
● High impact - significant, with initial restrictions and lockdowns forcing the cancellation of some tests. We pivoted to ensure medical staff were able to take qualifications in support of the pandemic response.
● Trend - potential for increased risk. This is being managed and mitigated as far as possible.

6.Safety, safeguarding and corporate security:
Risk description: A variety of risks that can cause harm to our people, assets and reputation continue to evolve as our company does. While some risk has reduced due to outsourcing and divestiture, the diverse nature of our people's activities requires continued focus, resource and improvement to reduce the potential for harm.
The Pearson H&S policy is approved annually and covers a range of activities, behaviours and requirements across the company.

2020 activity:
Health & Safety and wellbeing
● Throughout 2020, we continued to ensure our colleagues' safety, security and welfare remained a priority.
● During the year, we transitioned to adopt flexible and remote working practices as the pandemic took hold.
● Our incident management framework was fully utilised and saw eight regional teams manage day-to-day activities across a range of challenging topics.

COVID-19 impact and 2021 trend:
● Medium impact - we were able to remain ahead of government announcements and worked through restrictions, with our own phased approach and safe practices put in place.
● Trend - potential for increased risk. This is being managed and mitigated as far as possible.

7.Customer experience:
Risk description:  Failure of either our current (or future) operations, supply chain or customer support to deliver an acceptable service level at any point in the end-to-end journey; or to accelerate Pearson's lifelong consumer, learner strategy.

2020 activity:
● In 2020, ensuring our customers were able to receive a seamless service and support was a key priority.
● Despite the changeable working environment, Pearson teams were able to continue supporting learners at home via remote connectivity.
● Our PPCs and staff were supported and supplied with protective equipment throughout the year.

COVID-19 impact and 2021 trend:
● Medium impact - we were able to keep customers informed and supported as the pandemic took hold and delivered new areas of service.Our legacy strength with providers and third parties ensured continued global operations.
● Trend - constant with matters under good ownership and management.

8.Business resilience:
Risk description:  Failure to plan for, recover, test or prevent incidents involving any of our products, customers and our businesses' locations. Incident management and technology disaster recovery plans may vary in ability/ comprehensiveness across the Group.

2020 activity:
● Direct and prolonged incident management support to key office locations following the activation of working from home.
● Support to business lines as the move to online/digital gained momentum.

COVID-19 impact and 2021 trend:
● Low impact - legacy efforts and plans were fit for purpose and agility where challenges presented themselves allowed for a strong response to the pandemic, with positive lessons learned.
● Trend - constant with matters under good ownership and management.

9.Data:
Risk description:  Inability to utilise our data to achieve market intelligence and increase productivity and efficiency, while managing market risk impacts arising from customer concerns around use of student data, may significantly affect management of our core operations and achievement of our strategy objectives.

2020 activity:
● The introduction of the data-handling model allowed
colleagues to enhance our ability to utilise data to
achieve market intelligence and increase productivity and efficiency.

COVID-19 impact and 2021 trend:
● No impact - all activities kept on plan.
● Trend - constant with matters under good ownership and management.

FINANCIAL
10.Tax:
Risk description:  Legislative change caused by the OECD Base Erosion and Profit Shifting initiative, the UK exit from the EU, or other domestic governments' initiatives, including in response to the European Commission state aid decision regarding the UK Controlled Foreign Companies (CFC) exemption, results in a significant change to the effective tax rate, cash tax payments, double taxation and/or negative reputational impact.

2020 activity:
● State Aid - further to the appeal made to the EU General Court, work has continued on the implications of the decision. Post year end Pearson received Charging Notices requiring a payment on account of materially all of the alleged State Aid to be made. A payment of £100m was made on 8 March 2021. The Group expects to recover the funds in due course. The Group continues to be of the view that no provision is required in respect of this issue.
● Reputational risk - the fourth annual tax report has been published. The GRI 207 Tax Standard is effective for reports and other materials published after 1 January 2021 and we are expanding our tax reporting agenda to reflect this.
● Legislative changes - the Group continued to assess and monitor proposed changes in the international tax framework, including proposals to address the tax challenges arising from the digitalisation of the economy.

COVID-19 impact and 2021 trend:
● Low impact - any tax legislative changes which may occur as a result of the pandemic continue to be monitored.
● Trend - constant with matters under good ownership and management.

LEGAL AND COMPLIANCE
11.Information security and data privacy:
Risk description:  We have from time to time experienced, and may continue to experience in the future, security breaches of our systems despite our best efforts to prevent them.
We also risk failure to comply with data privacy regulations and standards. The above could result in damage to the customer experience, our reputation, and a breach of regulations and financial loss.

2020 activity:
Information security
● We continued to review and update security protocols over the data we created, secured, used and stored for adherence to all applicable local and national data requirements.
● We also evolved and proactively improved our protective cyber capabilities, recognising the increased potential for phishing and other cyber activities/threats detected and warned of during COVID-19.
● Operating risk saw a reduction as stronger compliance and user control took effect.

Data Privacy
● We assessed new laws and regulations that came into being and successfully implemented a readiness plan for the new Brazilian data protection law.
● We introduced a programme toolkit for use by our Privacy Champions to assess and improve our privacy processes and protocols across the company.

COVID-19 impact and 2021 trend:
Information security
● Low impact - with proven processes and protections in place, allowing colleagues to successfully work from home. Minor system modifications made to ensure controls remain in place and proactive and regular awareness of potential threats shared with colleagues.
● Trend - constant with matters under good ownership and management.

Data Privacy
● No impact - with controls maintained.
● Trend - constant with matters under good ownership management.

12.Intellectual property:
Risk description: Failure to adequately manage, procure, protect and/or enforce IP rights (including trademarks, patents, trade secrets and copyright) in our brands, content and technology may impair the value of our core assets, or reduce profits.

2020 activity:
● In 2020 we continued to reduce our multiple brand identities, streamline and strengthen Pearson's brand, and patent key strategic technology assets.
● We continued targeted IP enforcement against key third parties of Pearson copyright (piracy), brands and patents.

COVID-19 impact and 2021 trend:
● No impact - with controls maintained.
● Trend - constant with matters under good ownership and management.

13.Compliance:
Risk description: Failure to effectively manage risks associated with compliance (principally anti-bribery and corruption (ABC) and sanctions risk), including failure to vet third parties, resulting in reputational harm, ABC liability, or sanctions violations.
The Compliance & ABC policy is a group wide requirement that ensures colleagues and partners are complaint with our internal guidelines, regulatory and industry standards.

2020 activity:
● In 2020 we continued to enhance our compliance culture with our annual Code of Conduct being verified by all employees.
● We saw good improvements across our sanctions compliance, with the risk of exposure reduced as a result.
● Increased SpeakUp efforts and therefore reporting over the last two years has led us to revise our investigations policy and playbook, and we created a Compliance Council to ensure appropriate governance of decision-making for disciplinary and remedial actions.

COVID-19 impact and 2021 trend:
● No impact - with controls maintained.
● Trend - constant with matters under good ownership and management.

14.Competition law:
Risk description: Failure to comply with antitrust and competition legislation could result in costly legal proceedings and fines of up to 10% of global revenue; other financial consequences such as class actions, damages, void contracts could adversely impact our reputation.

2020 activity:
● We continued to support a global network of Pearson lawyers to ensure continued understanding of and compliance with Pearson's Antitrust Policy, and to spot and escalate antitrust issues in the geographies and businesses they support for purposes of maintaining Pearson's antitrust controls.

COVID-19 impact and 2021 trend:
● No impact - with controls maintained.
● Trend - constant with matters under good ownership and management."

LEGAL NOTICE

"This document includes forward-looking statements concerning Pearson's financial condition, business and operations and its strategy, plans and objectives. In particular, all statements that express forecasts, expectations and projections, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements.

By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that may occur in the future. They are based on numerous expectations, assumptions and beliefs regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are various factors which could cause Pearson's actual financial condition, results and development to differ materially from the plans, goals, objectives and expectations expressed or implied by these forward-looking statements, many of which are outside Pearson's control. These include international, national and local conditions, as well as the impact of competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and, in particular, the risk factors set out in this document, which you are advised to read. Any forward-looking statements speak only as of the date they are made and, except as required by law, Pearson gives no undertaking to update any forward-looking statements in this document whether as a result of new information, future developments, changes in its expectations or otherwise. Readers are cautioned not to place undue reliance on such forward-looking statements."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 18 March 2021
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary